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202-756-3300
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David J. Baum	Direct Dial: 202-756-3346	E-mail: david.baum@alston.com

June 22, 2009

VIA EDGAR

Mr. Dominic Minore
Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2521

Re:	Cook & Bynum Funds Trust: The Cook & Bynum Fund
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on June 1, 2009
Registration Numbers 333-158133; 811-22282
Response to comments received June 17, 2009

Dear Mr. Minore:

On behalf of Cook & Bynum Funds Trust (the “Trust”) and its sole series, The Cook & Bynum Fund (the “Fund”), we thank you for your review of, and comments to, the Trust’s pre-effective amendment No. 1 (the “Amendment”) to the registration statement (the “Registration Statement”) on Form N-1A filed on June 1, 2009. Please find set forth below the Trust’s responses to the comments received during our telephonic conversation on June 17, 2009.  The comments in your letter are restated herein in bold followed by our response.

Concurrently herewith and accompanying this letter, the Trust is filing, electronically via EDGAR, Pre-Effective Amendment No. 2 (the “Amendment No. 2”) to the original Registration Statement.

Unless otherwise noted, all defined terms used in this response are as defined in the Amendment No. 2.

The Cook & Bynum Fund (the "Fund")

A. PROSPECTUS

What Are The Fund's Principal Investment Strategies?

1.	Comment 1: Please clarify whether the Fund intends to acquire general partnership interests as part of its principal investment strategy.

Response

The prospectus has been revised to indicate that the Fund only intends to acquire limited partnership interests.

2.
Comment 2:  Please clarify that the diversification requirements required of regulated investment companies under the Internal Revenue Code are not as stringent as those required of diversified funds under the 1940 Act.

Response

The prospectus has been revised to include the requested disclosure.

Management Risk

3.	Comment 3: Please provide a plain English description of the fact that the Adviser has never managed a registered fund.

Response

The prospectus has been revised to reflect your comment.

What are the Fund’s Fees and Expenses?

4.
Comment 4: Please delete the boxes around “Shareholder Fees” and “Annual Fund Operating Expenses” and revise the Annual Fund Operating Expenses chart to (1) conform to the format set forth in the Interpretative Letter to Craig S. Tyle, General Counsel, Investment Company Institute dated October 2, 1998; and (2) change footnote 4 to indicate that the Adviser has contractually agreed to “reduce” fees rather than “waive” fees as currently stated.

Response

The prospectus has been revised to reflect your comments.

Purchasing Shares by Wire Transfer

5.
Comment 5: Redemption restrictions cannot be placed on an investor once that investor has been accepted into the Fund.  Accordingly, please revise the statement that a redemption restriction will be placed on an account until the original account application is received if an investor elects to fax his or her application.

Response

A redemption restriction will not be imposed on accounts until the original application is received.  Accordingly, the prospectus has been revised to delete this sentence.

Purchases Through Financial Service Organizations

6.
Comment 6: If securities brokers and other financial service organizations are acting as agents of the Fund for the receipt of orders, whether or not a financial service organization timely transmits an order to the Fund is not a issue for the investor/shareholder if they have submitted their order to the financial services organization on time but is rather an issue between the financial service organization and the Fund.  Accordingly, the Fund should not have the right to cancel a trade if the financial organization fails to transmit purchase orders as currently stated.

Response

In the event that a securities broker or financial organization fails to transmit purchase orders, the Fund will not cancel the trade but will resolve this issue with the securities broker or financial organization in question.  Accordingly, the prospectus has been revised and this sentence deleted.

Miscellaneous Purchase Information

7.	Comment 7: Same comment as in Comment 6.

Response

Same response as to Comment 6.  The sentence has been deleted.

How to Sell (Redeem) Your Shares

8.
Comment 8: Disclosure regarding transmission of orders by a securities broker or financial organization to the Fund is a not an issue for shareholders and muddies the disclosure.  Please delete this clause.

Response

The clause has been deleted.

Redemption At The Option Of The Fund

9.
Comment 9: A Fund may only redeem shareholders of its own accord if accounts fall below a minimum size or if shareholders engaged in abusive trading practices.  Please revise the disclosure accordingly.

Response

The last sentence has been revised to state that the Fund may redeem an investor if it believes that such investor has violated the Policies and Procedures to Prevent Abusive Trading Practices established by the Fund.

 B.  STATEMENT OF ADDITIONAL INFORMATION

The Fund's Investment Policies, Objectives and Securities Options

10.
Comment 10:  Please advise the staff whether investments for the purpose of affecting management or control constitute senior securities under Section 18 of the 1940 Act and, if so, what action the Fund intends to take to comply with the requirements of Section 18 of the 1940 Act.

Response

After consideration, the Adviser has determined that investing in companies for the purpose of affecting the management or control of the company will not be a principal or non-principal investment strategy of the Fund.  Accordingly, the SAI has been revised to delete this disclosure.

11.
Comment 11: If the Fund intends to invest up to 20% of its assets in derivatives, please move the derivatives disclosure to the “What Are The Fund's Principal Investment Strategies?” section of the Prospectus.  Also, confirm whether the Fund intends to invest in derivatives that have the potential for unlimited loss and, if so, move the deriatives disclosure to the Prospectus regardless of the percentage limit.

Response

The Fund will reserve the right to invest up to 10% of its assets in derivatives rather than 20% and will not invest in any derivatives that have the potential for unlimited loss.  The SAI has been revised accordingly.

Disclosure of Portfolio Holdings

12.	Comment 12: Please clarify specifically which category of individuals, other than the CCO, may authorize the disclosure of nonpublic portfolio holdings to third parties.

Response

Only Fund officers that have been designated by the CCO may authorize the disclosure of such information.  The SAI has been revised accordingly.

The Investment Management Agreement

13.	Comment 13: Please state who may terminate the Advisory Agreement and what penalties shall be imposed for such termination.

Response

The SAI has been revised to reflect the termination provisions contained in the Advisory Agreement which are consistent with the requirements under the Investment Company Act of 1940.

C.  PART C

Signatures

14.	Comment 14: Please clarify that the Principal Financial Officer of the Trust will execute Amendment No. 2.

Response

Amendment No. 1 was executed by the Trust’s Treasurer who is also the Trust’s Principal Financial Officer.  Amendment No. 2 has been revised to clarify this point.

D.  EXHIBITS

Expense Limitation Agreement

15.	Comment 15: Please revise the Expense Limitation Agreement so that the Fund’s obligation to reimburse the Adviser does not survive the termination of the Expense Limitation Agreement.

Response

The Expense Limitation Agreement has been revised as requested.

The Trust appreciates the opportunity to respond to the issues identified during your review of the Amendment and believes the above, in conjunction with Amendment No. 2, is responsive to those issues.  If you have any questions or need any additional information, please call me at (202) 756-3346.

Sincerely,

/s/ David Baum
Alston & Bird LLP

cc:	Richard Cook
J. Dowe Bynum
Ashley Buha